UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

THE PBSJ CORPORATION

(Name of issuer)

COMMON STOCK, CLASS A ($.00067 PAR VALUE)

(Title of class of securities)

N/A

(CUSIP number)

DECEMBER 31, 2009

(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 Pages

CUSIP No. N/A	SCHEDULE 13G/A	Page 2 of 5 Pages

1	Name of reporting persons I.R.S. Identification nos. of above persons (entities only) THE PBSJ EMPLOYEE PROFIT SHARING & STOCK OWNERSHIP PLAN & TRUST Tax Identification Number: 59-6503999
2	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization Florida
Number of shares beneficially owned by each reporting person with	5	Sole voting power - 0 -
	6	Shared voting power 2,915,438
	7	Sole dispositive power - 0 -
	8	Shared dispositive power 2,915,438
9	Aggregate amount beneficially owned by each reporting person 2,915,438
10	Check box if the aggregate amount in row (9) excludes certain shares* ☐
11	Percent of class represented by amount in row (9) 53.0%
12	Type of reporting person* EP

CUSIP No. N/A	SCHEDULE 13G/A	Page 3 of 5 Pages

Item 1	(a).	Name of Issuer.

THE PBSJ CORPORATION

Item 1	(b).	Address of Issuer’s Principal Executive Offices.

4030 WEST BOY SCOUT BOULEVARD, SUITE 700, TAMPA, FL 33607

Item 2	(a).	Name of Person Filing.

THE PBSJ EMPLOYEE PROFIT SHARING & STOCK OWNERSHIP PLAN & TRUST

Item 2	(b).	Address of Principal Business Office or, if None, Residence.

2001 NW 107 AVE MIAMI, FLORIDA 33172

Item 2	(c).	Citizenship.

FLORIDA

Item 2	(d).	Title of Class of Securities.

COMMON STOCK, CLASS A ($.00067 PAR VALUE)

Item 2	(e).	CUSIP Number.

N/A

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);

	(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☒ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

	(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐ A non-U.S. institution, in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K);

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. N/A	SCHEDULE 13G/A	Page 4 of 5 Pages

Item 4.	Ownership.

	(a)	Amount beneficially owned: 2,915,438

	(b)	Percent of class: 53.0%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or direct the vote: 0

		(ii)	Shared power to vote or direct the vote: 2,915,438

		(iii)	Sole power to dispose or direct the disposition of: 0

		(iv)	Shared power to dispose or direct the disposition of: 2,915,438

Item 5.

Ownership of Five Percent or Less of a Class.

If this Statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. N/A	SCHEDULE 13G/A	Page 5 of 5 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2010	THE PBSJ EMPLOYEE PROFIT SHARING & STOCK OWNERSHIP PLAN & TRUST

	By:	The PBSJ Corporation, its Plan Administrator

	By:	/s/ Benjamin P. Butterfield
	Name:	Benjamin P. Butterfield
	Title:	Senior Vice President and General Counsel

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).